

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2017

<u>Via E-mail</u>
Rodney C. Sacks
Chief Executive Officer
Monster Beverage Corporation
1 Monster Way
Corona, CA 92879

> **Re: Monster Beverage Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 1, 2017**
> **File No. 001-18761**

Dear Mr. Sacks:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Rufus Decker

                    Rufus Decker
                    Accounting Branch Chief
                    Office of Beverages, Apparel and
                    Mining